Exhibit 99.1

Tarena International, Inc. Announces Second Quarter 2015 Results

Second Quarter Net Revenues Increased by 29.4% Year-Over-Year

Second Quarter Student Enrollment Increased by 43.2% Year-Over-Year

BEIJING, August 18, 2015–Tarena International, Inc. (NASDAQ: TEDU) (“Tarena” or the “Company”), a leading provider of professional education services in China today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Financial and Operational Highlights

•	Net revenues increased by 29.4% year-over-year to US$41.3 million from US$31.9 million in the same period in 2014

•	Gross profit increased by 25.8% year-over-year to US$28.6 million from US$22.7 million in the same period in 2014.

•	Operating income was US$1.2 million, compared to US$3.6 million in the same period in 2014. Non-GAAP operating income, which excluded share-based compensation expenses, was US$2.6 million, compared to US$5.1 million in the same period in 2014.

•	Net income was US$2.9 million, compared to US$5.7 million in the same period in 2014. Non-GAAP net income, which excluded share-based compensation expenses, was US$4.3 million, compared to US$7.2 million in the same period in 2014.

•	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.05. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.08 and US$0.07, respectively. Each ADS represents one Class A ordinary share.

•	Cash, cash equivalents and time deposits totaled US$182.5 million as of June 30, 2015, compared to US$166.8 million as of December 31, 2014.

•	Deferred revenue totaled US$33.0 million as of June 30, 2015, compared to US$19.3 million as of December 31, 2014.

•	Total student enrollments, defined as the total number of new students recruited and registered, in the second quarter of 2015 increased by 43.2% year-over-year to 22,016.

•	Total course enrollments, defined as the cumulative number of courses enrolled in by our students, in the second quarter of 2015 increased by 30.7% year-over-year to 17,104.

•	Total seat capacity, defined as the total number of seats available in our learning centers, increased by 24.6% to 38,870 as of June 30, 2015, from 31,203 as of June 30, 2014.

•	Total number of learning centers increased to 128 as of June 30, 2015, from 103 as of June 30, 2014.

“Our business momentum continued in the second quarter,” said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer. “We achieved a profitable quarter with a revenue growth of 29% year-over-year. More importantly, we delivered a 43% year-over-year quarterly student enrollment growth, another record high since becoming a public company, in the second quarter. Such enrollment result is again due to the strong market demand for our high quality professional education services, as well as our continued investment in sales and marketing effort and capacity expansion.”

“In the second quarter, we experienced strong growth in both IT and non-IT courses. Total student enrollments for the eleven IT courses grew by 26% year-over-year while enrollments for the three non-IT courses grew by 73% year-over-year. Our three non-IT courses, comprised of digital arts, online sales and marketing and accounting, together accounted for 44% of total student enrollments in the second quarter. Reflecting the success of our efforts to diversify course offerings and expand beyond our core strength in IT, the top six courses in terms of student enrollments in the second quarter were digital art, Java, iOS, accounting, online sales and marketing, and Android.” Mr. Han continued.

“In addition, we continue to make solid progress on our online learning platform, TMOOC.CN, which was launched in March 2015. Since we last reported in May, the number of registered TMOOC users almost tripled from 26,000 to more than 72,000 today and our proprietary content library currently offers approximately 7,000 hours of video content in around 750 different online classes, compared to approximately 4,000 hours in 400 classes in May. Through TMOOC, we also generated 2,145 VIP users to date who have become our paying customers for the full length courses.” Mr. Han concluded.

Mr. Suhai Ji, Tarena’s Chief Financial Officer, added, “We opened another six new learning centers in the second quarter and increased seat capacity by 25% year-over-year to drive our growth. Despite the investment in center expansion and sales and marketing, we recorded almost US$16 million in operating cash flow in the second quarter, which is a key indicator of our cash generating capability and business health. We expect our top line growth to further increase and profitability to significantly improve in the remaining two quarters of the 2015 fiscal year. However, given the recent significant change in the RMB-US dollar exchanges rate, we expect this will have an impact on our reported revenue figures in US dollars and have revised our revenue guidance accordingly to reflect such change.”

Second Quarter 2015 Results

Net Revenues

Net revenues increased by 29.4% to US$41.3 million in the second quarter of 2015, from US$31.9 million in the same period in 2014. The increase was primarily due to increased course enrollments.

Total course enrollments in the second quarter of 2015 increased by 30.7% to 17,104 from 13,086 in the same period in 2014, which was driven mainly by the number and the popularity of our course offerings. The number of our course offerings increased from 11 to 14 in the second quarter year-over-year while the number of our learning centers increased from 103 to 128 in the same period year-over-year to cater to the increased demand for our courses.

Beginning on March 1, 2015, we raised the standard tuition fees on most of our courses by RMB1,000 per course to RMB17,800. We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 81.0%/19.0% and 80.8%/19.2% in the second quarter of 2015 and 2014, respectively.

Cost of Revenues

Cost of revenues increased by 38.5% to US$12.8 million in the second quarter of 2015, from US$9.2 million in the same period in 2014. The increase was mainly due to higher personnel cost and welfare expenses resulting from increased number of teaching and advisory staff at our learning centers and higher average salary, higher rental cost resulting from increased number of learning centers, as well as higher depreciation expenses for our learning centers.

Gross Profit and Gross Margin

Gross profit increased by 25.8% to US$28.6 million in the second quarter of 2015, from US$22.7 million in the same period in 2014. Gross margin decreased to 69.1% in the second quarter of 2015 from 71.2% in the same period in 2014. The decrease was mainly due to increased number of learning centers and the revenue impact associated with the late timing of Chinese New Year in the first quarter of 2015, partially offset by higher center utilization rate, which increased to 74% from 70% in the same period in 2014.

Operating Expenses

Total operating expenses increased by 43.3% to US$27.4 million in the second quarter of 2015, from US$19.1 million in the same period in 2014. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 47.1% to US$26.0 million in the second quarter of 2015, from US$17.7 million in the same period in 2014. Total share-based compensation expenses allocated to the related operating expenses decreased by 3.0% to US$1.39 million in the second quarter of 2015, from US$1.43 million in the same period in 2014.

Selling and marketing expenses increased by 63.3% to US$16.8 million in the second quarter of 2015, from US$10.3 million in the same period in 2014. The increase was due to higher personnel cost and welfare expenses related to the growth in our selling and marketing headcount and higher average salary, and expanded marketing efforts primarily as a result of increased spending on advertising as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 14.8% to US$8.5 million in the second quarter of 2015, from US$7.4 million in the same period in 2014. The increase was mainly due to higher compensation cost for our increased number of general and administrative personnel to support our growing operations, and higher rental and office expenses. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 18.6% to US$7.3 million, from US$6.2 million in the same period in 2014.

Research and development expenses increased by 48.0% to US$2.0 million in the second quarter of 2015, from US$1.4 million in the same period in 2014. The increase was mainly due to higher personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as increased number of research and development staff as we expanded our course offerings and operations.

Operating Income

Operating income was US$1.2 million in the second quarter of 2015, compared to US$3.6 million in the same period in 2014. Operating margin was 2.9% in the second quarter of 2015, compared to 11.4% in the same period in 2014. Non-GAAP operating income, which excluded share-based compensation expenses, was US$2.6 million, compared to US$5.1 million in the same period in 2014. Non-GAAP operating margin was 6.4% in the second quarter of 2015, compared to 15.9% in the same period in 2014.

Interest Income, Net

Net interest income was US$1.3 million in the second quarter of 2015, compared to US$1.0 million in the same period in 2014. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students. The increase in net interest income was primarily due to higher deposit levels resulting from operational cash inflow and the Company’s IPO proceeds in April 2014.

Income Tax Expense

Income tax expense was US$0.4 million in the second quarter of 2015, compared to US$0.7 million in the same period in 2014. The decrease was mainly due to lower taxable income.

Net Income

As a result of the foregoing, net income was US$2.9 million in the second quarter of 2015, compared to US$5.7 million in the same period in 2014. Non-GAAP net income, which excluded share-based compensation expenses, was US$4.3 million, compared to US$7.2 million in the same period in 2014.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.05 in the second quarter of 2015. Non-GAAP basic and non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.08 and US$0.07, respectively.

Shares Issued and Outstanding

As of June 30, 2015, the Company had 41,412,608 Class A and 13,943,733 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

Business Outlook

Based on the Company’s current estimates and in light of the recent significant RMB depreciation against the US dollar, total net revenues for the third quarter of 2015 are expected to be between US$52.5 million and US$53.5 million, representing an increase of 30.4% to 32.8% on a year-over-year basis. To reflect the recent significant change in RMB exchange rate against the US dollar, the Company further revises its total net revenues guidance for the full year of 2015 to be between US$172.0 million and US$177.5 million, representing an increase of 26.3% to 30.3% on a year-over-year basis. The revision to the previous full year 2015 revenue guidance of US$180 million to US$186 million is made solely as a result of a 4.5% anticipated depreciation of the RMB against the US dollar.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second quarter of 2015 ended June 30, 2015 at 9:00 p.m. Eastern Time on August 18, 2015 (9:00 a.m. Beijing time on August 19, 2015).

The dial-in details for the live conference call are as follows:

United States: 8552983404

Hong Kong: 800 905 927

China Mainland: 400 120 0539

Singapore: 800 616 3222

Taiwan: +886 2 7708 3282

United Kingdom: 800 015 9725

International: +1 6315142526

Conference ID: 7059308

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through November 13, 2015. The dial-in details for the replay are:

United States: 1866 846 0868

Hong Kong: 800 966 697

China Mainland: 400 1842240

Singapore: 800 616 2127

Taiwan: 801 232 352

United Kingdom: 800 169 7301

Conference ID: 7059308

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena’s website at http://ir.tarena.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including the business outlook for the third and fourth quarters of 2015 and for the full fiscal year 2015 and statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers courses in ten IT subjects and three non-IT subjects. Its courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 250,000 students, cooperated with more than 550 universities and colleges and placed students with approximately 59,000 corporate employers in a variety of industries. For further information, please visit http://ir.tarena.com.cn.

About Non-GAAP Financial Measures

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Tarena’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and net income per share, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.

Our non-GAAP financial information provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. These non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Helen Song

Investor Relations

Tarena International Inc.

Tel: +8610 56219451

Email: ir@tarena.com.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	June 30 2015	December 31 2014
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	51,252,728	42,659,791
Time deposits	113,846,818	106,834,876
Accounts receivable, net of allowance for doubtful accounts	25,473,854	23,184,239
Amount due from a related party	2,783,957	—
Prepaid expenses and other current assets	8,284,567	8,730,124
Deferred income tax assets	2,010,971	2,055,596

Total current assets	203,652,895	183,464,626
Time deposits	17,359,415	17,313,054
Accounts receivable, net of allowance for doubtful accounts	802,549	1,488,251
Property and equipment, net	16,990,855	13,373,950
Long-term investment	327,139	—
Other non-current assets	2,632,947	2,314,293

Total assets	241,765,800	217,954,174

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	1,027,263	319,138
Income taxes payable	5,557,662	5,394,036
Deferred revenue	32,959,307	19,276,602
Accrued expenses and other current liabilities	11,491,322	8,439,410

Total current liabilities	51,035,554	33,429,186

Other non-current liabilities	1,445,316	1,637,756

Total liabilities	52,480,870	35,066,942

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	41,412	23,712
Class B ordinary shares	13,944	28,733
Additional paid-in capital	141,831,573	135,886,427
Accumulated other comprehensive income	1,782,659	1,701,598
Retained earnings	45,615,342	45,246,762

Total shareholders’ equity	189,284,930	182,887,232

Total liabilities and shareholders’ equity	241,765,800	217,954,174

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
	US$	US$	US$	US$
Net revenues	41,340,574	31,942,301	69,523,169	56,280,750
Cost of revenues(a)	(12,755,301)	(9,211,736)	(23,709,562)	(17,796,655)

Gross profit	28,585,273	22,730,565	45,813,607	38,484,095
Selling and marketing expenses(a)	(16,814,932)	(10,299,493)	(28,932,771)	(19,127,123)
General and administrative expenses(a)	(8,531,627)	(7,432,800)	(16,698,144)	(13,190,817)
Research and development expenses(a)	(2,022,296)	(1,366,025)	(3,644,354)	(2,510,837)

Operating income (loss)	1,216,418	3,632,247	(3,461,662)	3,655,318
Interest income	1,321,157	1,006,550	2,833,715	1,465,869
Other income	174,219	973,929	890,892	1,446,772
Foreign exchange gain	574,917	794,996	349,780	877,096

Income before income taxes	3,286,711	6,407,722	612,725	7,445,055
Income tax expense	(420,063)	(675,919)	(244,145)	(750,343)

Net income	2,866,648	5,731,803	368,580	6,694,712
Accretion of convertible redeemable preferred shares	—	(18,920)	—	(576,431)

Net income attributable to Class A and Class B ordinary shareholders(b)	2,866,648	5,712,883	368,580	6,118,281

Net income per Class A and Class B ordinary share(c):
Basic	0.05	0.11	0.01	0.14

Diluted	0.05	0.10	0.01	0.11

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	53,030,905	49,812,756	52,742,974	31,123,486

Diluted	58,197,687	56,839,519	57,777,628	38,045,512

Net income	2,866,648	5,731,803	368,580	6,694,712
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	412,725	10,323	81,061	(407,500)

Comprehensive income	3,279,373	5,742,126	449,641	6,287,212

Notes:

(a)	Includes share-based compensation expense as follows:

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
	US$	US$	US$	US$
Cost of revenues	26,407	24,770	47,282	33,174
Selling and marketing expenses	79,740	69,635	136,360	100,525
General and administrative expenses	1,229,007	1,278,008	2,159,793	1,679,952
Research and development expenses	78,183	82,743	141,703	117,744

(b)	The net income attributable to ordinary shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into ordinary shares upon the completion of the Company’s IPO on April 3, 2014. Thereafter, there will be no accretion to the preferred shares and all net income will be attributable to the ordinary shareholders.
(c)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2015	2014	2015	2014
	US$	US$	US$	US$

GAAP Cost of revenues	12,755,301	9,211,736	23,709,562	17,796,655
Share-based compensation expense in cost of revenues	26,407	24,770	47,282	33,174

Non-GAAP Cost of revenues	12,728,894	9,186,966	23,662,280	17,763,481

GAAP Selling and marketing expenses	16,814,932	10,299,493	28,932,771	19,127,123
Share-based compensation expense in selling and marketing expenses	79,740	69,635	136,360	100,525

Non-GAAP Selling and marketing expenses	16,735,192	10,229,858	28,796,411	19,026,598

GAAP General and administrative expenses	8,531,627	7,432,800	16,698,144	13,190,817
Share-based compensation expense in general and administrative expenses	1,229,007	1,278,008	2,159,793	1,679,952

Non-GAAP General and administrative expenses	7,302,620	6,154,792	14,538,351	11,510,865

GAAP Research and development expenses	2,022,296	1,366,025	3,644,354	2,510,837
Share-based compensation expense in research and development expenses	78,183	82,743	141,703	117,744

Non-GAAP Research and development expenses	1,944,113	1,283,282	3,502,651	2,393,093

Operating income (loss)	1,216,418	3,632,247	(3,461,662)	3,655,318
Share-based compensation expenses	1,413,337	1,455,156	2,485,138	1,931,395

Non-GAAP Operating income (loss)	2,629,755	5,087,403	(976,524)	5,586,713

Net income	2,866,648	5,731,803	368,580	6,694,712
Share-based compensation expenses	1,413,337	1,455,156	2,485,138	1,931,395

Non-GAAP Net income	4,279,985	7,186,959	2,853,718	8,626,107
Accretion of convertible redeemable preferred shares	—	(18,920)	—	(576,431)

Non-GAAP net income attributable to Class A and Class B ordinary shareholders	4,279,985	7,168,039	2,853,718	8,049,676

Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	0.08	0.14	0.05	0.18
Diluted	0.07	0.12	0.05	0.15
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per Class A and Class B ordinary share(b)
Basic	53,030,905	49,812,756	52,742,974	31,123,486
Diluted	58,197,687	56,839,519	57,777,628	38,045,512

Notes:

(a)	The Company uses the two-class method to calculate basic and diluted earnings per share. Under the two-class method, when calculating the basic and dilutive EPS, net income attributable to ordinary shareholders is adjusted to reflect the net income which is allocated to preferred shares.
(b)	The Non-GAAP net income per share is computed using Non-GAAP net income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.